UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
DraftKings Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
26142R104
(CUSIP Number)
Gil White
Ran Hai
c/o Herzog Fox & Neeman
Asia House, 4 Weizman St.
Tel Aviv 6423904, Israel
+972 3 692 2076
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104	13D	Page 2 of 5 pages

1	Names of Reporting Persons Shalom Meckenzie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,652,329
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,652,329
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person IN

CUSIP No. 26142R104	13D	Page 3 of 5 pages
EXPLANATORY NOTE
This Schedule 13D/A constitutes Amendment No. 3 (“Amendment No. 3”) to and amends and supplements the prior statement on Schedule 13D as filed on May 4, 2020 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on June 25, 2020 and Amendment No. 2 to the Original Schedule 13D filed on October 13, 2020 (“Amendment No. 2”), relating to the Class A common stock (the “Common Stock”), par value $0.0001, of DraftKings Inc., a Nevada corporation (the “Issuer”).
Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On May 26, 2021, Mr. Meckenzie transferred his beneficial interest in 19,075,875 shares of Common Stock (the “Shares”) for no consideration to a trust for the benefit of his spouse and children and remoter issue and for which an independent trustee has been appointed (the “Trust”), and the Trust immediately transferred the Shares to a company (the “Company”) wholly-owned by the Trust (the “Transfers”). Mr. Meckenzie does not exercise voting or dispositive power over the Shares or have a right to reacquire the Shares. As a result of the Transfers, Mr. Meckenzie no longer has or shares, directly or indirectly, voting or investment power over the Shares.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) – (b) Mr. Meckenzie beneficially owns 2,652,329 shares of Common Stock after giving effect to the Transfers and the 10b5-1 Sale (defined below), which represent 0.7% of the 400,980,887 shares of Common Stock outstanding as of May 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on May 7, 2021.
(c)          On May 27, 2021, Mr. Meckenzie sold 660,000 shares of Common Stock in a broker transaction at a weighted average price of $50.005 per share, ranging from $50.00 to $50.09 (the “10b5-1 Sale”), pursuant to a Rule 10b5-1 trading plan adopted by Mr. Meckenzie on March 19, 2021.
Except for the Transfers, the 10b5-1 Sale, the vesting of 200 restricted stock units on May 4, 2021 and the vesting of 12,129 restricted stock units on April 28, 2021, during the past 60 days Mr. Meckenzie has not effected any transactions in the Common Stock.
(e)          Mr. Meckenzie ceased to be the beneficial owner of more than five percent of the Common Stock on May 26, 2021.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with the Transfers referred to in Item 4 above, Mr. Meckenzie and the Trust entered into a Deed of Addition and Acceptance pursuant to which Mr. Meckenzie has agreed to transfer the Shares to the Trust and the Trust has agreed to immediately transfer the Shares to the Company and to cause the Company to assume the rights and obligations of Mr. Meckenzie under any contract relating to the Shares. Similarly, the Trust and the Company entered into a Contribution Agreement pursuant to which the Trust has agreed to transfer the Shares to the Company and the Company has agreed to assume the rights and obligations of Mr. Meckenzie under any contract relating to the Shares,

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either by becoming a party to such agreement or entering into a new agreement on substantially similar terms, including with respect to any transfer restrictions that are currently in place.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 28, 2021
SHALOM MECKENZIE

By:	/s/ Shalom Meckenzie
Name:	Shalom Meckenzie